Exhibit 8

Management’s Discussion and Analysis

For the years ended June 30, 2017 and 2016

This Management’s Discussion and Analysis (“MD&A”) of Taiga Building Products Ltd. (“Taiga” or the “Company”) has been prepared based on information available as at August 3, 2017 and should be read in conjunction with the unaudited condensed interim consolidated financial statements and the corresponding notes thereto for the three months ended June 30, 2017 and 2016. This discussion and analysis provides an overview of significant developments that have affected Taiga’s performance during the three months ended June 30, 2017.

The financial information reported herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”), which is the required reporting framework for Canadian publicly accountable enterprises, and is expressed in Canadian dollars.

Taiga’s consolidated financial statements and the accompanying notes included within this report include the accounts of Taiga and its subsidiaries. Unless otherwise noted, all references in this MD&A to “dollars” or “$” are to Canadian dollars.

Unless otherwise noted, there are no material changes to the Company’s contractual obligations and risks and uncertainties as described in its management’s discussion and analysis for the year ended March 31, 2017.

Additional information relating to the Company including the Company’s Annual Information Form dated July 4, 2017 can be found on SEDAR at www.sedar.com.

Forward-Looking Information:

This MD&A contains certain forward-looking information relating, but not limited, to future events or performance and strategies and expectations of Taiga. Forward-looking information typically contains statements with words such as “consider”, “anticipate”, “believe”, “expect”, “plan”, “intend”, “likely”, “may”, “will”, “should”, “predict”, “potential”, “continue” or similar words suggesting future outcomes or statements regarding expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of such forward- looking information within this document include statements relating to: the Company’s perception of the building products industry and markets in which it participates and anticipated trends in such markets in any of the countries in which the Company does business; the Company’s anticipated business operations, inventory levels and ability to meet order demand; the Company’s anticipated ability to procure products and its relationship with suppliers; sufficiency of cash flows; and the anticipated outcome of legal and regulatory proceedings. Readers should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking information. Forward-looking information reflects management’s current expectations or beliefs and is based on information currently available to Taiga and although Taiga believes it has a reasonable basis for providing the forward-looking information included in this document, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, the forward-looking information of Taiga involves numerous assumptions and inherent risks and uncertainties, both general and specific that contribute to the possibility that the predictions, forecasts and other forward-looking information will not occur. These factors include, but are not limited to: changes in business strategies; the effects of legal or regulatory proceedings, competition and pricing pressures; changes in operational costs; changes in laws and regulations, including tax, environmental, employment, competition, anti-terrorism and trade laws and Taiga’s anticipation of and success in managing the risks associated with the foregoing; and other risks detailed in this MD&A and Taiga’s filings with the Canadian securities regulatory authorities available at www.sedar.com. Forward- looking information speaks only as of the date of this discussion and analysis. Taiga does not undertake, and specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise, except as required by applicable law.

Non-IFRS Financial Measure:

In this MD&A, reference is made to EBITDA, which represents earnings before interest, taxes, and amortization. As there is no generally accepted method of calculating EBITDA, the measure as calculated by Taiga might not be comparable to similarly titled measures reported by other issuers. EBITDA is presented as management believes it is a useful indicator of the Company’s ability to meet debt service and capital expenditure requirements and because management interprets trends in EBITDA as an indicator of relative operating performance. EBITDA should not be considered by an investor as an alternative to net income or cash flows as determined in accordance with IFRS. Reconciliations of EBITDA to net earnings reported in accordance with IFRS are included in this MD&A.

Market and Industry Data:

Unless otherwise indicated, the market and industry data contained in this MD&A is based upon information of independent industry and government publications and management’s knowledge of, and experience in, the markets in which the Company operates. While management believes this data to be reliable, market and industry data is subject to variation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. The Company has not independently verified any of the data from third party sources referred to in this MD&A and no representation is given as to the accuracy of any of the data referred to in this MD&A obtained from third party sources.

1.	Business Overview

Taiga is the largest independent wholesale distributor of building products in Canada. Taiga distributes building products in Canada, the United States and overseas. As a wholesale distributor, Taiga maintains substantial inventories of building products at fifteen strategically located distribution centres throughout Canada and two distribution centres in California. In addition, Taiga regularly distributes through the use of third party reload centres. Taiga also owns and operates three wood preservation plants that produce pressure-treated wood products. Factors that affect Taiga’s year-over-year profitability include, among others, sales levels, price fluctuations and product mix.

Taiga’s primary market is Canada. Taiga expects the Canadian housing market in calendar year 2017 to decline compared to calendar year 2016.

Taiga’s secondary market, the United States, continues to show signs of recovery from the US housing depression. The Company expects the United States housing market to continue to improve in the 2017 calendar year. See Item 10 “Outlook”.

2.	Results of Operations

Sales

The Company’s consolidated net sales for the quarter ended June 30, 2017 were $379.8 million compared to $325.5 million over the same period last year. The increase in sales by $54.3 million or 16.7% was largely due to higher selling prices for commodity products.

Sales by segments are as follows:

	Revenue by point of sale
	Three months ended June 30,
	2017		2016
	$000’s	%	$000’s	%
Canada	333,749	87.9	288,299	88.6
United States	46,012	12.1	37,168	11.4

For the quarter ended June 30, 2017, export sales totalled $82.0 million compared to $65.1 million in the previous year. These export sales were primarily to the United States and Asia, and are included as part of the Canadian segment in the table above.

The Company’s sales of dimension lumber and panel, as a percentage of total sales, was 65.4% for the quarter ended June 30, 2017 and 62.8% over the same period last year. Allied, engineered and treated wood product sales, as a percentage of total sales, was 34.6% for 2017 and 37.2% over the same period last year.

Gross Margin

Gross margin for the quarter ended June 30, 2017 increased to $33.7 million from $31.4 million over the same period last year. Gross margin percentage decreased to 8.9% in the quarter compared to 9.7% over the same period last year.

Expenses

Distribution expense for the quarter ended June 30, 2017 was $5.5 million compared to $5.4 million over the same period last year.

Selling and administration expense for the quarter ended June 30, 2017 increased to $15.1 million compared to $13.6 million over the same period last year primarily due to higher compensation costs.

Finance expense for the quarter ended June 30, 2017 was $1.4 million compared to $1.3 million over the same period last year. Higher borrowing levels led to increased interest costs.

Subordinated debt interest expense for the quarter ended June 30, 2017 was $4.5 million compared to $4.1 million over the same period last year.

Other income was $0.1 million for both quarter ended June 30, 2017 and 2016.

Net Earnings

Net earnings for the quarter ended June 30, 2017 increased to $5.0 million from $4.8 million for the same period last year primarily due to increased gross margin.

EBITDA

EBITDA for the quarter ended June 30, 2017 was $14.3 million compared to $13.5 million for the same period last year.

Reconciliation of net earnings to EBITDA:

	Three Months Ended June 30,
(in thousands of dollars)	2017	2016
Net earnings	5,029	4,762
Income tax expense	2,283	2,305
Finance and subordinated debt interest expense	5,888	5,406
Amortization	1,080	1,018

EBITDA	14,280	13,491

3.	Cash Flows

Operating Activities

Cash flows from operating activities used cash of $5.6 million for the quarter ended June 30, 2017 while it provided cash of $4.6 million for the same period last year. Changes between the comparative periods were primarily due to changes in non-cash working capital.

Investing Activities

Investing activities provided cash of $0.4 million for the quarter ended June 30, 2017 compared to cash used of $0.3 million over the same period last year. The change was due to the receipt of the long-term receivable arising from the sale of certain proprietary software back on June 1, 2012.

Financing Activities

Financing activities used cash of $5.1 million for the quarter ended June 30, 2017 compared to $4.8 million for the same period last year.

4.	Summary of Quarterly Results

	Calendar 2017	Fiscal 2017				Fiscal 2016
(in thousands of dollars, except per share amount in dollars)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Sales	379,761	286,052	277,408	335,052	325,466	279,882	292,476	387,991
Net earnings (loss)	5,029	249	(160)	3,139	4,762	715	(53)	4,618
Net earnings per share(1)	0.16	0.01	0.00	0.10	0.15	0.02	0.00	0.14
EBITDA	14,280	7,784	7,425	11,329	13,491	8,566	7,656	12,903

Notes:

(1)	The amounts are identical on a basic and fully-diluted per share basis. Earnings per share is calculated using the weighted-average number of shares.

Seasonality

Taiga’s sales are subject to seasonal variances that fluctuate in accordance with the normal home building season. Taiga generally experiences higher sales in the first and second quarters and reduced sales in the late fall and winter during its third and fourth quarters of each fiscal year.

5.	Liquidity and Capital Resources

Revolving Credit Facility

On November 25, 2013, the Company renewed its senior credit facility with a syndicate of lenders led by JPMorgan Chase Bank (the “Facility”). The Facility was increased from $200 million to $225 million, with an option to increase the limit by up to $50 million. The Facility continues to charge interest at variable rates plus variable margins, is secured by a first perfected security interest in all personal property of the Company and certain of its subsidiaries, and will mature on November 25, 2018. Taiga’s ability to borrow under the Facility is based upon a defined percentage of accounts receivable and inventories. The terms, conditions, and covenants of the Facility have been met as at June 30, 2017.

Taiga expects to meet its future cash requirements through a combination of cash generated from operations and its credit facilities. However, any severe weakening of the Canadian housing market driving reduced product demand or a significant increase in bad debts in accounts receivable could adversely impact the Company’s liquidity in the short term.

Working Capital

Working capital as at June 30, 2017 increased to $103.0 million from $97.8 million as at March 31, 2017 due to increased current assets offset by increased current liabilities. Taiga believes that current levels are adequate to meet its working capital requirements.

Summary of Financial Position

(in thousands of dollars)	June 30, 2017	June 30, 2016	March 31, 2017
Current Assets	305,540	260,924	281,864
Current Liabilities (excluding Revolving Credit Facility)	(91,077)	(84,822)	(82,664)
Revolving Credit Facility	(111,443)	(81,771)	(101,366)

Working Capital	103,020	94,331	97,834

Long Term Assets	40,810	43,346	42,194
Long Term Liabilities (excluding Subordinated Notes)	(28,667)	(30,817)	(29,065)
Subordinated Notes	(128,834)	(128,834)	(128,834)

Shareholders’ Deficiency	(13,671)	(21,974)	(17,871)

Assets

Total assets were $346.4 million as at June 30, 2017 compared to $324.1 million as at March 31, 2017. The increase was primarily the result of increased inventories and increased accounts receivable partially offset by decreased deferred tax assets and decreased property, plant and equipment.

Inventories decreased to $136.3 million as at June 30, 2017 compared to $140.8 million as at March 31, 2017 due to increased sales during the period.

Property, plant and equipment decreased to $39.2 million as at June 30, 2017 compared to $39.8 million as at March 31, 2017 mainly due to amortization.

Liabilities

Total liabilities increased to $360.0 million as at June 30, 2017 from $341.9 million as at March 31, 2017. The increase was primarily the result of increased revolving credit facility balance and increased income taxes payable.

Outstanding Share Data

The Company has only one class of shares outstanding, its common shares without par value. On August 3, 2017, there were 32,414,278 common shares outstanding.

Dividend Policy

In accordance with Taiga’s dividend policy set on October 15, 2008, the Company generally intends to pay dividends each year on its common shares equal to 25% of the prior fiscal year’s net earnings. These dividends would be payable in two instalments of 12.5% on each July 15 (or first business day thereafter) and each January 15 (or first business day thereafter) to the shareholders of record on June 30 and December 31 (or first business day thereafter). The payment of any dividends by the Company is subject to the discretion of its board of directors and subject to its determination of the Company’s capital and operational requirements, adequacy of reserves and compliance with contractual and legal requirements.

History of Retained Earnings (Deficit)

The following table shows Taiga’s history of net earnings and dividends payouts:

	June
	30, 2017	FY2017	FY2016	FY2015	FY2014	FY2013	FY2012
(in thousands of dollars)	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS
Retained earnings (deficit), beginning	(37,810)	(45,800)	(57,520)	(68,600)	(73,676)	(83,180)	(86,904)
Net earnings	5,029	7,990	11,720	11,080	5,076	10,434	3,724
Common share dividends		—	—	—	—	(930)	—

Deficit, ending	(32,781)	(37,810)	(45,800)	(57,520)	(68,600)	(73,676)	(83,180)

6.	Commitments and Contingencies

Canada Revenue Agency Reassessment

During the year ended March 31, 2017, Taiga received a notice of reassessment from the Canada Revenue Agency in the amount of approximately $42,000,000 (which includes interest) relating to the years from 2005 to 2013. The reassessment related to the amount of taxes withheld, by Taiga, on dividends paid or deemed to have been paid to what were then the Company’s two largest shareholders in connection with and subsequent to Taiga’s corporate reorganization in 2005 involving a swap of then outstanding common shares for stapled units. Taiga paid the full amount of the reassessment on January 31, 2017 using proceeds provided by its two former major shareholders. The Company, and the two former major shareholders, had previously entered into agreements whereby the shareholders agreed to fully indemnify the Company from this potential liability, including related liabilities. The indemnity agreements remain in effect and would apply in the event that CRA issues further reassessments relating to the amount of taxes withheld. The Company intends to challenge the reassessment and vigorously defend its tax filings and to seek a resolution as soon as practically possible. Taiga’s two former major shareholders may elect to assume any action or defense of Taiga in connection with the foregoing pursuant to the terms of the indemnity agreements with Taiga.

7.	Critical Accounting Policies and Estimates

The significant accounting policies of Taiga are described in Note 3 to the Consolidated Financial Statements for the year ended March 31, 2017.

The preparation of financial statements in conformity with IFRS requires management to make assumptions and estimates that affect the amounts reported in the financial statements and notes thereto. Financial results as determined by actual events could be different from those estimates. These estimates are described in the management’s discussion and analysis for the year ended March 31, 2017 and there have been no material changes to such policies and estimates since that time.

8.	Off-Balance Sheet Arrangements

Taiga does not have off-balance sheet arrangements except for commitments under operating leases as discussed under “Commitments and Contingencies” in this Management’s Discussion and Analysis for the fiscal year ended March 31, 2017.

For a detailed description of financial instruments and their associated risks, see Note 20 to the Company’s audited consolidated financial statements for the fiscal year ended March 31, 2017.

9.	Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Taiga’s management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS.

The CEO and CFO of Taiga acknowledge responsibility for the design of ICFR and confirm that there were no changes in these controls that occurred during the quarter ended June 30, 2017 which materially affected, or are reasonably likely to materially affect the Company’s ICFR.

10.	Outlook

Taiga’s financial performance is primarily dependent on the residential construction, renovation and repairs markets. These markets are affected by the strength or weakness in the general economy and as such are influenced by interest rates and other general market indicators.

In Canada, according to the Canada Mortgage and Housing Corporation (“CMHC”) Housing Market Outlook, Canadian Edition for the fourth quarter 2016, housing starts are forecasted to range from 174,500 to 184,300 units in the 2017 calendar year. CMHC is reporting that housing starts will range from 172,700 to 183,100 units in the 2018 calendar year.

In the United States, the National Association of Home Builders reported in June 2017 that housing starts are forecasted to total 1,234,000 units in the 2017 calendar year and 1,327,000 units in the 2018 calendar year.